ENHANCED DEATH BENEFIT ENDORSEMENT

This Endorsement forms a part of the Certificate to which it is attached. The Effective Date is the Issue Date shown on the Certificate Schedule of the Certificate to which this Endorsement is attached. In the case of a conflict with any provision in the Certificate, the provisions of this Endorsement will control. The following hereby amends and supersedes the section of the Certificate captioned "Proceeds Payable On Death - Death Benefit Amount During The Accumulation Period."

                            PROCEEDS PAYABLE ON DEATH

DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD: The death benefit will be the greater of:

     1. The Certificate Value, less any applicable Premium Tax, determined as of the end of the Valuation Period during which we received at the Valuemark Service Center both due proof of death and an election of the payment method; or

     2. The Guaranteed Minimum Death Benefit as defined below, less any applicable Premium Tax, determined as of the date of death.

The Guaranteed Minimum Death Benefit is the greater of (a) or (b) below:

     a)   The sum of all Purchase Payments made less any surrenders.

     b) The greatest Anniversary Value for Certificate Anniversaries prior to the Certificate Owner's attained age 86. The Anniversary Value is equal to the Certificate Value on a Certificate Anniversary, increased by the dollar amount of any Purchase Payments made since that Anniversary and decreased by the dollar amount of any surrenders since that Anniversary.

If Joint Owners are named, the Age of the older Certificate Owner will be used to determine the Guaranteed Minimum Death Benefit. If the Certificate is owned by a non-natural person, then Certificate Owner shall mean Annuitant.

The amount of the death benefit is determined as of the end of the Business Day during which we receive both proof of death and an election for the payment method. When the Guaranteed Minimum Death Benefit is the amount payable, the Certificate Value will automatically be increased to the Guaranteed Minimum Death Benefit regardless of the payment option elected. When the Beneficiary elects an option other than a lump sum distribution, the death benefit amount remains in the Sub-Account and/or Fixed Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Sub-Account will be subject to investment risk which is borne by the Beneficiary.





                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK



     /s/MICHAEL T. WESTERMEYER                            /s/THOMAS J. LYNCH
           ---------                                          ---------
           Secretary                                          President